EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

(Unaudited)

	Nine Months Ended
	March 31, 2007		April 1, 2006
Fixed charges:
Interest expense	$203		$224
Interest portion of rental expense	32		35

Total fixed charges before capitalized interest	235		259
Capitalized interest	14		13

Total fixed charges	$249		$272

Earnings available for fixed charges:
Income before income taxes from continuing operations	$297	(a)	$303	(b)
Less undistributed (loss) income in minority-owned companies	—		(3)
Add minority interest in majority-owned subsidiaries	(4)		9
Add amortization of capitalized interest	7		8
Add fixed charges before capitalized interest	235		259

Total earnings available for fixed charges	$535		$576

Ratio of earnings to fixed charges	2.1		2.1

(a)	During the first nine months of fiscal 2007, the corporation recorded a pretax charge of $69 million in connection with certain restructuring activities. Also during fiscal 2007, the corporation recognized an impairment charge of $156 million and $120 million of contingent sales proceeds from the disposal of its European tobacco business in 1999 .
(b)	In the first nine months of fiscal 2006, the corporation recorded a pretax charge of $41 million in connection with certain restructuring actions. Also, during the first nine months of fiscal 2006, the corporation recognized $114 million of contingent sales proceeds from the disposal of its European tobacco business.